Exhibit 99.2

Management discussion and analysis of Liminal BioSciences Inc.

June 30, 2020

Management Discussion & Analysis

for the quarter and six months ended June 30, 2020

This Management’s Discussion and Analysis, or MD&A, is intended to help the reader to better understand Liminal BioSciences Inc.’s or Liminal or the Company operations, financial performance and results of operations, as well as the present and future business environment. This MD&A has been prepared as of August 10, 2020 and should be read in conjunction with Liminal’s unaudited condensed interim consolidated financial statements or interim financial statements for the quarter ended and six months ended June 30, 2020. Additional information related to the Company, including the Company’s Annual Report on Form 20-F, and Form 20-F/A (“Annual Report”), is available EDGAR at www.sec.gov/edgar and on SEDAR at www.sedar.com. All amounts are in thousands of Canadian dollars, except where otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. These statements are “forward-looking” because they represent our expectations, intentions, plans and beliefs about our business and the markets we operate in and on various estimates and assumptions based on information available to our management at the time these statements are made. For example, statements around financial performance and revenues are based on financial modelling undertaken by our management. This financial modelling takes into account revenues that are uncertain. It also includes forward-looking revenues from transactions based on probability. In assessing probability, management considers the status of negotiations for any revenue generating transactions, and the likelihood, based on the probability of income, that associated costs will be incurred. Management then ranks the probabilities in such a way that only those revenues deemed highly or reasonably likely to be secured are included in the projections.

All statements other than statements of historical facts may be forward-looking statements. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “might”, “would”, “should”, “estimate”, “continue”, “plan” or “pursue”, “seek”, “project”, “predict”, “potential” or “targeting” or the negative of these terms, other variations thereof, comparable terminology or similar expressions, are intended to identify forward-looking statements although not all forward-looking statements contains these terms and phrases.

Forward-looking statements are provided for the purposes of assisting you in understanding us and our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore you are cautioned that such information may not be appropriate for other purposes. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if estimates or assumptions turn out to be inaccurate. In particular, forward-looking statements included in this MD&A include, without limitation, statements in respect to:

•

statements regarding the impact of the COVID-19 pandemic and its effects on our operations, research and development, clinical trials and financial position, and its potential effects on the operations of third-party service providers and collaborators with whom we conduct business;

•	our plans to develop and commercialize our product candidates;
•	our ability to develop, manufacture and successfully commercialize value-added pharmaceutical products;
•	our ability to obtain required regulatory approvals;
•	the availability of funds and resources to pursue research and development projects;
•	the successful and timely completion of our clinical trials;

•	our ability to take advantage of business opportunities in the pharmaceutical industry;
•	our reliance on key personnel, collaborative partners and other third parties;
•	the validity and enforceability of our patents and proprietary technology;
•	expectations regarding our ability to raise capital;
•	the use of certain hazardous materials;
•	the availability and sources of raw materials;
•	our manufacturing capabilities;
•	currency fluctuations;
•	the value of our intangible assets;
•	negative operating cash flow;
•	the outcome of any current or pending litigation against us;
•	uncertainties related to the regulatory process and approvals;
•	increasing data security costs;
•	costs related to environmental safety regulations;
•	competing drugs, as well as from current and future competitors;
•	developing products for the indications we are targeting;
•	market acceptance of our product candidates by patients and healthcare professionals;
•	availability of third-party coverage and adequate reimbursement;
•	general changes in economic or market conditions; and
•	volatility of our share price.

You should refer to the section below titled “Risk Factor Updates” and the section of the Annual Report titled “Item 3.D—Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this MD&A will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This MD&A contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this MD&A is generally reliable, such information is inherently imprecise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Operating and Financial Review and Prospects

Overview

Liminal (NASDAQ: LMNL) is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases that have high unmet medical need, including those related to fibrosis in respiratory, liver and kidney diseases. We have a deep understanding of both small molecule drug development as well as certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as free fatty acid receptor 1, or FFAR1 (also known as G-protein-coupled receptor 40, or GPR40), a related receptor (G-protein-coupled receptor 84, or GPR84) and peroxisome proliferator-activated receptors, or PPARs. In preclinical studies of our small molecule compounds, we observed that targeting these receptors promoted normal tissue regeneration and scar resolution, including preventing the progression of, and reversing established fibrosis. We also have encouraging clinical data that we believe supports the translatability of our preclinical data observations to the clinic. We have leveraged this understanding, as well as our experience with generating small molecule compounds, to build a pipeline of differentiated product candidates. Our research program is focused on inflammatory, fibrotic and metabolic conditions in patients with liver, respiratory or renal disease, with an emphasis on rare or orphan diseases.

We are developing fezagepras (also known as PBI-4050), for the treatment of patients with diseases related to fibrosis, including respiratory, liver or kidney disease indications. We have generated preclinical data that we believe demonstrated proof-of-mechanism of fezagepras for the treatment of respiratory, liver and kidney disorders associated with chronic or severe fibrosis. In the second half of 2020, we plan to initiate a Phase 1 clinical trial to evaluate multiple ascending doses of fezagepras in healthy volunteers. The data from this Phase 1 clinical trial will help define dose levels and regimen to determine the most appropriate indications to be pursued and inform the design of any future Phase 2 clinical trials. Pending results of the Phase 1 clinical trial, we anticipate initiating any future Phase 2 clinical trials to evaluate fezagepras in fibrosis related diseases, including liver, respiratory or renal disease.

Our early-stage drug development efforts are focused on expanding our R&D pipeline both for the treatment of diseases associated with fibrosis and other inflammatory diseases. Accordingly, we first intend to develop oral, selective GPR84 antagonists to treat fibrosis and develop an early-stage pipeline of novel compounds for the treatment of respiratory, liver (liver fibrosis and NASH) and kidney diseases by leveraging our own drug discovery platform, entering into collaborations with third parties or in-licensing or acquiring new compounds and technologies. GPR84 is a pro-inflammatory target primarily expressed on cells associated with the immune system and its expression levels increase significantly during periods of inflammatory stress. We believe a GPR84 antagonist has the potential to be used in combination with one or more of our other product candidates in development or with therapeutics developed by third parties. Our GPR84 antagonist program is currently at the preclinical stage. Pending the outcome of our preclinical research, we plan to nominate a preclinical product candidate for our GPR84 antagonist program in the second half of 2020.

In addition to GRP84, we intend to develop a novel selective Oxo-eicosanoid receptor 1 (OXER1) antagonist candidate. OXER1 is a G protein-coupled receptor (GPCR) that is highly selective for 5-Oxo-eicosatetraenoic acid (5-oxo-ETE), believed to be one of the most potent human eosinophil chemo-attractants. Eosinophils play a key role in Type 2 inflammation-driven diseases, including respiratory diseases and gastro-intestinal diseases. Our OXER1 antagonist program is currently at the preclinical stage.  Pending the outcome of our preclinical research, we plan to nominate a preclinical product candidate for our OXER1 antagonist program in the second half of 2021.

Our lead plasma-derived product candidate, Ryplazim® (human) plasminogen, or Ryplazim, is a highly purified glu-plasminogen derived from human plasma using our proprietary process that acts as a plasminogen replacement therapy for patients deficient in plasminogen protein. In April 2018, we received a complete response letter, or CRL, from the U.S. Food and Drug Administration, or FDA, following the submission of our Biologics License Application, or BLA, and an FDA plant inspection of our Laval, Québec facility. The FDA identified the need for us to make a number of changes related to Chemistry, Manufacturing and Controls. We plan to resubmit a BLA, to the FDA, in the third quarter of 2020, based on the results from our open-label Phase 2/3 clinical trial of Ryplazim for the treatment of congenital plasminogen deficiency completed in October 2018. We believe that the BLA resubmission will be designated as a Class 2 resubmission by the FDA, which would provide for a PDUFA goal for FDA review and action within six months of the receipt date of the BLA resubmission. If we resubmit the BLA in the third quarter of 2020, and if our resubmission is designated as a Class 2 resubmission, we expect a PDUFA date in the first quarter of 2021. If we receive regulatory approval on this timeline, we currently plan to launch Ryplazim in the United States in 2021 and may also seek to enter into potential marketing collaborations and patient access programs for Ryplazim in selected non-U.S. markets in 2021 and 2022.

If our BLA for Ryplazim is approved by the FDA, we may be also eligible to receive a Pediatric Review Voucher, or PRV, from the FDA. If we receive regulatory approval on Ryplazim on the currently expected timeline, and if we receive a PRV for Ryplazim in a timely manner thereafter, we anticipate seeking to monetize any such PRV in 2021. We also may explore clinical uses or formulations of plasminogen, including for the treatment of acquired plasminogen deficiencies and in critical care and wound treatment settings.  We believe that the expansion of our plasminogen development program may enable us to target additional clinical indications with unmet medical need.

BUSINESS UPDATE

Recent Developments

In July 2020, Prometic Plasma Resources, a subsidiary of Liminal BioSciences Inc., joined the CovIg-19 Plasma Alliance, a collaboration among some of the world’s leading plasma-derived therapeutic companies, to contribute to the acceleration of the development of a potential new plasma-derived therapy for COVID-19.

In July 2020, we acquired all of the issued and outstanding shares in the capital of Fairhaven Pharmaceuticals Inc., or Fairhaven, a company with a preclinical research program of small molecule antagonists, and completed a concurrent private placement with each of Genesys Ventures III LP, or Genesys, Amorchem Limited Partnership, or AmorChem LP, and AmorChem II Fund L.P., or AmorChem II, and together with AmorChem LP, AmorChem, and together with Genesys, the Holders, of $2.4 million aggregate principal amount of secured convertible debentures.

Under the terms of the acquisition, we will satisfy the aggregate purchase price of up to $8 million by the issuance of our common shares to the shareholders of Fairhaven, being Genesys, AmorChem LP, MSBi Valorisation Inc. and The Royal Institution for the Advancement of Learning/McGill University, or collectively, the Sellers. Investigational therapies developed in this program target a key chemoattractant and activator of eosinophils, which play a key role in Type 2 inflammation-driven diseases through tissue repair and resolution of inflammation. In July 2020, we issued an aggregate of 202,308 common shares, representing $3.6 million of the aggregate purchase price, to the Sellers, at a price per share equal to the five-trading day volume weighted average trading price, or VWAP, of our common shares on the TSX. The remainder of the aggregate purchase price payable by us to the Sellers is issuable upon, and subject to, the achievement of certain pre-determined research and development milestones prior to the fifth anniversary of the closing date of the acquisition, including $1.3 million upon the selection by us of a compound for development and $3.1 million upon the first dosing of a human in a Phase 1 clinical trial with a compound subject to the acquisition agreement. Any future shares to be issued as part of the milestone payments will be issued at a price per share equal to the five-trading day VWAP of our common shares prior to the achievement of such milestone events.

In July 2020, we announced the filing of an application to voluntarily delist our common shares from the TSX, effective as of close of trading on August 5, 2020. Since the vast majority of our active daily trading volume has moved to Nasdaq, we believed that the financial and administrative costs to maintain a dual listing were no longer justified.

Impact of COVID-19 on Our Business

The World Health Organization has declared the outbreak of a novel coronavirus, referred to as COVID-19, as a global pandemic, which continues to spread throughout Canada and around the world. We are prioritizing the health and safety of our employees and those involved with our clinical trials, and we have implemented social distancing measures in our plasma collection facilities, manufacturing facility and research laboratories, have a significant part of our workforce working from home, and have implemented employee support programs, travel bans, business continuity plans and risk assessment and mitigation strategies.

The partial disruption caused by COVID-19 has impacted certain of our clinical trials, and even if the disruption is temporary, it may continue to impact our operations, workforce and overall business by delaying the progress of our research and development programs, regulatory submissions and reviews, regulatory inspections, production and plasma collection activities and business and corporate development activities. There is uncertainty as to the duration of the COVID-19 pandemic and related government restrictions, including travel bans, the impact on our workforce, and the availability of donors, health subjects and patients for the conduct of clinical trials, and the effects of the COVID-19 pandemic, including on the global economy, continue to be fluid. As a result, we are unable to estimate the potential impact on our business or our financial results as of the date of this filing and except as expressly provided otherwise herein, we are withdrawing any guidance provided related to the nature and timing of clinical trials and timing to file or receive any regulatory approvals or commercialization milestones. See “Risk Factors” for more information regarding the potential impact of COVID-19 on our business and operations.

Clinical Development

In the second half of 2020, we plan to initiate a Phase 1 clinical trial to evaluate multiple ascending doses of fezagepras in healthy volunteers, at  higher aggregate daily-dose levels, taken once daily, twice-daily and three times-daily  than those previously evaluated in our completed Phase 1 and Phase 2 clinical trials. The data from this Phase 1 clinical trial will inform dose selection and regimen for future clinical trials of fezagepras, including randomized, placebo-controlled Phase 2 clinical trials in respiratory, liver or kidney disease indications. We are currently reviewing the most appropriate indications for fezagepras. Future trials are only expected after we have established the optimal dose level based on the results of our planned Phase 1 multiple ascending dose trial. Pending results of the Phase 1 clinical trial, we anticipate initiating any future Phase 2 clinical subject to the ongoing evaluation of the mechanism of action of fezagepras, the current COVID-19 pandemic and pending results of the multiple ascending dose study.

In connection with the COVID-19 pandemic, we expect to see an impact on our ability to report trial results, or interact with regulators, ethics committees or other important agencies due to limitations in regulatory authority employee resources or otherwise. In addition, we expect to rely on contract research organizations or other third parties to assist us with clinical trials, and we cannot guarantee that they will continue to perform their contractual duties in a timely and satisfactory manner as a result of the COVID-19 pandemic. If the COVID-19 pandemic continues and persists for an extended period of time, we could experience significant disruptions to our clinical development timelines, which would adversely affect our business, financial condition, results of operations and growth prospects.

We have also been reviewing some of our preclinical research on other uses of plasminogen and reviewing published data on the use of plasminogen as a potential treatment for patients affected with COVID-19. Any additional preclinical research or potential clinical studies to study plasminogen in COVID-19 infected patients would require additional evaluation and the support of government agencies, collaboration partners and funding agencies.

Regulatory Activities

We plan to resubmit a BLA, to the U.S. Food and Drug Administration, or FDA, in the third quarter of 2020, based on the results from our open-label Phase 2/3 clinical trial completed in October 2018. We believe that our BLA resubmission addresses the deficiencies outlined in the CRL issued by FDA to us in April 2018. We believe that the BLA resubmission will be designated as a Class 2 resubmission by FDA which would provide for a PDUFA goal for FDA review and action within six months of the receipt date of the BLA resubmission. If we resubmit the BLA in the third quarter of 2020, and if our resubmission is designated as a Class 2 resubmission, we currently expect a PDUFA date in the first quarter of 2021.

It is possible that when we resubmit, we could experience delays in the timing of review and/or our interactions with FDA due to the impacts of COVID-19, for example, absenteeism by governmental employees, inability to conduct planned physical inspections related to regulatory approval, or the diversion of FDA’s efforts and attention to approval of other therapeutics or other activities related to COVID-19, which could delay approval decisions and otherwise delay or limit our ability to make planned regulatory submissions or obtain approvals.

Financial and Other Corporate Impacts

Given our main activities continue to be in the R&D stage, we will need additional sources of financing to ensure we have sufficient funds to continue our operations for a period extending beyond a year. Until we complete a financing, we will need to operate at a reduced spending level, limit investments on new research programs, and reduce infrastructure costs where possible. The need for successive financing transactions is likely to continue until we can generate sufficient product revenue to finance our cash requirements. Meanwhile, management expects to finance future cash needs primarily through a combination of public or private equity offerings, debt financings, strategic collaborations, business and asset divestitures, and grant funding. Despite our efforts to obtain the necessary funding and further reduce the costs of our operations, there can be no assurance of our access to further funding on acceptable terms, if at all. The COVID-19 pandemic continues to evolve and has significantly disrupted the global economy and financial markets. If the disruption persists and deepens, we could experience an inability to access additional capital, which could in the future negatively affect our operations.

While we expect the COVID-19 pandemic to further adversely affect our business operations and financial results,  our clinical development and regulatory efforts, and the value of and market for our common shares will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the ultimate duration of the pandemic, travel restrictions, quarantines, social distancing and business closure requirements in Canada, the U.S. and other countries, and the effectiveness of actions taken globally to contain and treat the disease.  For example, if remote work policies for certain portions of our business, or that of our business partners, are extended longer than we currently expect, we may need to reassess our priorities and our corporate objectives for the year.

Therapeutic Indications

Our research program is focused on inflammatory, fibrotic and metabolic conditions in patients with liver, respiratory or renal disease, with an emphasis on rare orphan disease.

Fezagepras: for the treatment of fibrosis

Our lead small molecule product candidate, fezagepras (also known as PBI-4050), is an anti-inflammatory and anti-fibrotic small molecule designed to modulate the activity of multiple receptors, including FFAR1 and PPAR alpha.

We have generated compelling preclinical data for fezagepras in multiple organ disease models of fibrosis, scleroderma and osteoporosis, that we believe support the evaluation of fezagepras in clinical trials for the treatment of fibrosis. Some of these studies were performed in collaboration with Vanderbilt University, University of Ottawa, Université de Montréal, McMaster University and the Montreal Heart Institute.

To date, fezagepras has been evaluated in over 250 human subjects (including 166 patients) in a combination of three Phase 1 clinical trials, three open-label Phase 2 clinical trials and one placebo-controlled Phase 2 trial at doses up to 1,200 mg daily. We completed a Phase 2 open-label clinical trial of fezagepras in patients with idiopathic pulmonary fibrosis, or IPF, in January 2017 and a Phase 2 open-label clinical trial of fezagepras in patients with Alström syndrome in June 2018. We also completed an open-label Phase 2 trial of fezagepras in patients with Type 2 Diabetes with Metabolic Syndrome, or T2DMS in November 2016. We also commenced a placebo-controlled Phase 2 trial in T2DMS in May 2017, where patients were dosed up to 1,200mg daily for up to twelve weeks, but terminated the trial due to failure to meet recruitment targets. An open-label rollover, single-arm, Phase 2 clinical trial of fezagepras for the treatment Alström syndrome was started in October 2017 and treatment was terminated in May 2020 as a result of the re-deployment of the investigational site clinical staff as a result of the current COVID-19 pandemic. The rollover study was completed after having been extended by the Data Safety Monitoring Board and the UK Medicines and Healthcare Products Regulatory Agency. Nine patients have completed more than two years of treatment with fezagepras.

In the second half of 2020, we plan to initiate a Phase 1 clinical trial to evaluate multiple ascending doses of fezagepras in healthy volunteers, at higher aggregate daily dose levels, taken once daily, twice-daily and three-times daily than those previously evaluated in our completed Phase 1 and Phase 2 clinical trials. The data from this Phase 1 clinical trial will inform dose selection and regimen for future clinical trials of fezagepras, including randomized, placebo-controlled Phase 2 clinical trials in respiratory, liver or kidney disease indications. We are currently reviewing the most appropriate indications for fezagepras. Future trials are only expected after we have established the optimal dose level based on the results of our planned Phase 1 multiple ascending dose trial. Pending results of the Phase 1 clinical trial, we anticipate initiating any future Phase 2 clinical trials to evaluate fezagepras in fibrosis related diseases, including liver, respiratory or renal disease subject to the ongoing evaluation of the mechanism of action of fezagepras, the current COVID-19 pandemic and pending results of the multiple ascending dose study.

Our research has focused on the ability of fezagepras to modulate the receptor activities of FFAR1 and PPAR receptor alpha, and regulating the downstream signaling processes.

Fezagepras has been granted Orphan Drug Designation by the FDA and the European Medicines Agency (EMA)for the treatment of Alström syndrome as well as for the treatment of IPF. Fezagepras has also been granted the Promising Innovative Medicine (PIM) designation by the UK Medicines and Healthcare products Regulatory Agency (MHRA) for the treatment of Alström syndrome and IPF.

Ryplazim (human) plasminogen replacement therapy

Ryplazim, is a highly purified glu-plasminogen derived from human plasma that acts as a plasminogen replacement therapy for patients deficient in plasminogen protein. We are currently developing Ryplazim for the treatment of congenital plasminogen deficiency, a rare disorder associated with abnormal accumulation or growth of fibrin-rich pseudomembranous lesions on mucous membranes. Left untreated, these lesions may impair organ function and impact quality of life. Congenital plasminogen deficiency is caused by mutations in PLG, the gene coding for production of the zymogen plasminogen.

Ligneous conjunctivitis, or LC, appears to be the most common clinical manifestation of plasminogen deficiency, and is characterized by inflamed, woody growths on the conjunctival membranes that, if left untreated, can result in visual impairment or blindness. Other disease manifestations may be observed in the central nervous system, ears, nasopharynx, oral cavity, respiratory, gastrointestinal and genitourinary tracts. Abnormal wound healing and infertility have also been reported in patients with plasminogen deficiency. Although most affected patients survive into adulthood, the disease appears to be most severe when diagnosed in infants and children, where manifestations increase morbidity and mortality risk, including blindness, respiratory failure due to bronchial obstruction, or complications from hydrocephalus (excessive fluid in the brain) and death.

In the Phase 2/3 clinical trial, we evaluated the pharmacokinetics (PK), efficacy and safety of Ryplazim in 15 pediatric and adult patients with congenital plasminogen deficiency, which is also referred to as hypoplasminogenemia. We previously submitted a BLA, to the U.S. Food and Drug Administration, or FDA, for Ryplazim that received a complete response letter, or CRL, from the FDA in April 2018, which identified Chemistry, Manufacturing and Controls, (CMC), deficiencies.

We plan to resubmit a BLA, to the FDA in the third quarter of 2020 based on the results from our open-label Phase 2/3 clinical trial completed in October 2018. A resubmission is a submission to a BLA that purports to answer all the deficiencies that need to be addressed.  We believe that our BLA resubmission addresses the deficiencies outlined in the CRL issued by FDA to us in April 2018. If we resubmit the BLA in the third quarter of 2020, and if our resubmission is designated as a Class 2 resubmission, we expect a PDUFA date in the first quarter of 2021. If we receive regulatory approval on this timeline, we currently plan to launch Ryplazim in the United States in 2021 and may also seek to enter into potential marketing collaborations and patient access programs for Ryplazim in selected non-U.S. markets in 2021 and 2022.

It is possible that when we resubmit, we could experience delays in the timing of review and/or our interactions with FDA due to the impacts of COVID-19, for example, absenteeism by governmental employees, inability to conduct planned physical inspections related to regulatory approval, or the diversion of FDA’s efforts and attention to approval of other therapeutics or other activities related to COVID-19, which could delay approval decisions and otherwise delay or limit our ability to make planned regulatory submissions or obtain approvals.

If our BLA for Ryplazim is approved by the FDA, we may be also eligible to receive a Pediatric Review Voucher, or PRV, from the FDA. If we receive regulatory approval on Ryplazim on the currently expected timeline, and if we receive a PRV for Ryplazim in a timely manner thereafter, we anticipate seeking to monetize any such PRV in 2021. We also may explore clinical uses or formulations of plasminogen, including for the treatment of acquired plasminogen deficiencies and in critical care and wound treatment settings.  We believe that the expansion of our plasminogen development program may enable us to target additional clinical indications with unmet medical need.

We may also enter into potential marketing collaborations and patient access programs for Ryplazim in certain selected markets outside of the United States in 2021 and 2022.

Ryplazim was granted Orphan Drug Designation and the Rare Pediatric Disease Designation by the FDA for the treatment of congenital plasminogen deficiency.

We also may explore clinical uses or formulations of plasminogen, including for the treatment of acquired plasminogen deficiencies and in critical care and wound treatment settings and also anticipate initiating additional clinical trials for Ryplazim in the second half of 2021. We believe that the expansion of our plasminogen development program may enable us to target additional clinical indications with unmet medical need.

Plasminogen was granted Orphan Drug Designation by the FDA for the treatment of IPF.

Analogue PBI-4547:

PBI-4547 is an orally active small molecule that is a GPR84 antagonist, GPR40 (FFAR1)/GPR120 (FFAR4) agonist, and a partial activator of the peroxisome proliferator-activated gamma receptor.

In September 2019, we announced that we had dosed the first patient in a Phase 1 clinical trial of PBI-4547, designed to assess the safety, tolerability and pharmacokinetics of single ascending doses of PBI-4547 in up to 40 healthy volunteers. We voluntarily suspended this clinical trial in the third quarter of 2019. In the second quarter of 2020,  following the review of pharmacokinetic data for the first three cohorts obtained, we decided to discontinue the clinical trial pending further assessments and re-evaluation of the development program and not to proceed with the enrolment of the two additional cohorts following. No dose-limiting adverse events have been observed to date.

Our Selective G-protein coupled receptor 84 (GPR84) Antagonist Program:

We are developing a selective GPR84 antagonist candidate that we believe could be used as monotherapy or in combination with other approved drugs. GPR84 is a pro-inflammatory target primarily expressed on cells associated with the immune system and its expression levels increase significantly during periods of inflammatory stress. Inhibition of GPR84 can inhibit neutrophil and macrophage migration and reduce cytokine release.

However, GPR84 expression is not restricted to cells in the immune system; it is also expressed in tissues such as the brain, heart, muscle, colon, kidney, liver, intestine, adipose and lung. Through its role in inflammation, GPR84 may be a mediator of the relationship between inflammation, obesity and diabetes. Rodent models suggest that GPR84 expression is up-regulated in adipocytes in response to TNF-α released from infiltrating macrophages, and that this in turn can lead to a down-regulation in adiponectin expression in adipocytes. Adiponectin is known to have anti-diabetic, anti-inflammatory, and anti-atherogenic effects, and it also functions as an insulin sensitizer.

In addition to our experienced in-house medicinal chemistry group, we believe we have a strong understanding and well-established, in-house expertise in GPR84 biology. Our prior research has shown that GPR84-deficient mice develop reduced fibrosis in a model of kidney fibrosis (adenine-induced chronic kidney disease). We have also shown that GPR84 mRNA is overexpressed in various acute and chronic kidney models such as 5/6-nephrectomy (Nx)-induced chronic kidney disease, doxorubicin (DOX)-induced nephropathy and in adenine-induced tubulointerstitial injury.

Our GPR84 antagonist program is currently at the preclinical stage. Pending the outcome of our preclinical research, we plan to nominate a preclinical product candidate for our GPR84 antagonist program in the second half of 2020. Galapagos Therapeutics GLPG1205 program, currently in Phase 2, is the only other GPR84 antagonist program to our knowledge.

Our Selective Oxo-eicosanoid receptor 1 (OXER1) Antagonist Program

We are developing an oral, selective OXER1 antagonist candidate. OXER1 is a GPCR that is highly selective for 5-oxo-ETE, believed to be one of the most potent human eosinophil chemo-attractants. Migration of eosinophils to body sites including the lungs and intestines is mediated by eosinophil chemo-attractants such as 5-oxo-ETE. Eosinophils play a key role in Type 2 inflammation-driven diseases, including respiratory diseases and gastro-intestinal diseases.

Eosinophilic-related diseases represent a significant area of unmet need in global health. Several biologics have been approved for the treatment of eosinophil-related diseases, with combined drug sales in 2018 exceeding USD$ 3 Billion. Several of the approved monoclonal antibody treatments for severe eosinophilic asthma are currently in clinical trials aimed at expanding their indications to include other eosinophilic disorders. Compared to approved biologics, small molecule OXE receptor antagonists may offer a promising and potentially more cost-effective option for treatment of eosinophilic-driven disorders.

The OXER1 antagonist program is based on the research of Dr. William Powell, Professor Emeritus in the Department of Medicine at McGill University, working in collaboration with Dr. Joshua Rokach of the Florida Institute of Technology.

In addition to our experienced in-house medicinal chemistry group, we have a strong understanding and well-established, in-house expertise in GPCR biology.  Our OXER1 antagonist program is currently at the preclinical stage. Pending the outcome of our preclinical research, we plan to nominate a preclinical product candidate for our OXER1 antagonist program in the second half of 2021.

FINANCIAL PERFORMANCE

Amounts in tables are expressed in thousands of Canadian dollars, except per share amounts.

Financial operations overview

Revenue

Revenues include revenues from plasma sales, royalties and rental revenues.

Cost of sales and other production expenses

Cost of sales and other production expenses includes the cost of the inventory sold, as well as non-capitalizable overhead related to commercial inventory and inventory write-downs.

Research and development expenses

Research and development or R&D expenses comprise the costs to manufacture the plasma-derived product candidates, including Ryplazim, used in preclinical studies, clinical trials, and supplied to clinical trial patients and certain other patients in connection with expanded access programs, including on a named patient basis and via a compassionate use programs until Ryplazim is commercially approved and available, if ever, and for the development of our production processes for Ryplazim in preparation of the resubmission of the BLA. It also includes the cost of product candidates used in our small molecule clinical trials such as fezagepras, the cost of external consultants supporting the clinical trials and preclinical studies, employee compensation and other operating expenses involved in research and development activities. Government grants recognized in relation to these R&D expenditures are also included under this caption.

Administration, selling and marketing expenses

Administration, selling and marketing expenses mainly consist of salaries and benefits related to our executive, finance, human resources, business development, legal, intellectual property, and information technology support functions. It also comprises professional fees such as legal, accounting, audit, financial printer and taxation advisory fees. It also includes operating expenses such as insurance costs, office expenses, and travel costs pertaining to the administration, selling and marketing activities.

Selling and marketing expenses include costs associated with managing our commercial activities as we prepare for our first commercial launch.

Government grants recognized in relation to administration, selling and marketing expense are also included under this caption.

Loss (gain) on foreign exchange

Gain or loss on foreign exchange includes the effects of foreign exchange variations on monetary assets and liabilities denominated in foreign currencies between the rates at which they were initially recorded at in the functional currency at the date of the transaction and when they are retranslated at the functional currency spot rate of exchange at the reporting date. All differences are included in the consolidated statement of operations.

Finance costs

Finance costs mainly includes interest expense from the long-term debt, the lease liabilities and banking charges. Finance costs are presented net of interest income which primarily results from the interest earned on the cash and cash equivalents we hold.

Loss (gain) on extinguishments of liabilities

When the terms of our long-term debt are modified significantly, the then existing debt is considered extinguished and the carrying amount of the debt before modification is derecognized, and the fair value of the modified debt is recognized. The difference is recorded as a loss (gain) on extinguishment of liabilities. When liabilities are settled using equity instruments, the difference between the carrying amount of the liability settled and the fair value of the equity issued will be recorded as a gain or loss on extinguishments of liabilities.

Change in fair value of financial instruments measured at fair value through profit or loss

Fair value increases and decreases on financial instruments measured at fair value through profit or loss are presented here. This caption includes the changes in fair values of the warrant liability until it was extinguished in April 2019.

Income tax expense

Income tax expense includes the current tax expense that will be payable to or collectable from the taxation authorities in the various jurisdiction in which we operate. This includes the U.K. small and medium enterprise R&D tax credits we were eligible for until 2018 inclusively and subsequent adjustments to the carrying amount of the income tax receivables. Income tax expense also includes deferred income tax expense and recoveries. Deferred income tax assets are recognized to the extent that it is probable that future tax profits will allow the deferred tax assets to be recovered.

Discontinued operations

Following the sale, in November 2019, of two of our subsidiaries previously included in our bioseparations segment, we have restated the prior periods to remove the impact of those operations from the all lines in the financial statements (revenues, cost of sales and production cost, R&D and administration, selling and marketing being the lines most impacted) and have reclassified those results to the discontinued operations line in the financial statement. The amounts showing in the discontinued operations line do not equal the results reported in prior periods for the bioseparation segment since the ownership of one subsidiary that was part of this segment was not sold and since certain of the corporate expenses that were previously allocated to the segment were not reclassified in the results of discontinued operations if those cost remained going forward.

Operating Results

The consolidated statement of operations for the quarter and six months ended June 30, 2020 compared to the corresponding periods in 2019 are presented in the following table.

	Quarter ended June 30,			Six months ended June 30,
	2020	2019	Change	2020	2019	Change
Revenues	$540	$762	$(222)	$1,643	$3,026	$(1,383)

Expenses
Cost of sales and other production expenses	458	592	(134)	1,142	1,722	(580)
Research and development expenses	15,797	22,289	(6,492)	32,782	39,760	(6,978)
Administration, selling and marketing expenses	9,851	18,045	(8,194)	20,523	25,140	(4,617)
Loss (gain) on foreign exchange	539	256	283	(593)	(1,520)	927
Finance costs	1,852	3,348	(1,496)	3,482	10,497	(7,015)
Loss (gain) on extinguishments of liabilities	-	92,294	(92,294)	(79)	92,374	(92,453)
Change in fair value of financial instruments measured at fair value through profit or loss	-	(1,369)	1,369	-	(1,140)	1,140
Net loss from continuing operations before taxes	$(27,957)	$(134,693)	$106,736	$(55,614)	$(163,807)	$108,193
Income tax expense (recovery) from continuing operations:
Current	(141)	1,239	(1,380)	(141)	1,239	(1,380)
Deferred	-	-	-	-	-	-
	(141)	1,239	(1,380)	(141)	1,239	(1,380)
Net loss from continuing operations	$(27,816)	$(135,932)	$108,116	$(55,473)	$(165,046)	$109,573
Net income from discontinued operations, net of taxes of $nil	-	2,229	(2,229)	-	2,509	(2,509)
Net loss	$(27,816)	$(133,703)	$105,887	$(55,473)	$(162,537)	$107,064

Net income (loss) attributable to:
Non-controlling interests – continuing operations	(56)	(86)	30	(369)	(784)	415
Owners of the parent
- Continuing operations	(27,760)	(135,846)	108,086	(55,104)	(164,262)	109,158
- Discontinued operations	-	2,229	(2,229)	-	2,509	(2,509)
	$(27,760)	$(133,617)	$105,857	$(55,104)	$(161,753)	$106,649
Net loss	$(27,816)	$(133,703)	$105,887	$(55,473)	$(162,537)	$107,064

Income (loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(1.19)	$(8.26)	$7.07	$(2.35)	$(18.90)	$16.54
From discontinued operations	-	0.14	(0.14)	-	0.29	(0.29)
	$(1.19)	$(8.12)	$6.94	$(2.35)	$(18.61)	$16.25
Weighted average number of outstanding shares (in thousands)	23,420	16,451	6,969	23,403	8,692	14,711

Revenues from continuing operations

The following table provides the breakdown of total revenues from continuing operations by source of revenue for the quarter and the six months ended June 30, 2020 compared to the corresponding periods in 2019.

	Quarter ended June 30,			Six months ended June 30,
	2020	2019	Change	2020	2019	Change
Revenues from the sale of goods	$504	$728	$(224)	$1,405	$2,926	$(1,521)
Other revenues	36	34	2	238	100	138
	$540	$762	$(222)	$1,643	$3,026	$(1,383)

Total revenues for the quarter and six months ended June 30, 2020 decreased by $0.2 million and $1.5 million compared to the corresponding periods in 2019, respectively. The decrease of $1.5 million in the revenues from the sale of goods during the six months ended June 30, 2020 compared to the corresponding period in 2019 is mainly due to a $1.3 million reduction in sales of specialty plasma in 2020, which is collected at our plasma collection centers in Winnipeg, Manitoba and Amherst, New York. Other revenues, which are mainly comprised of royalty and rental revenues, for six months ended June 30, 2020 increased slightly by $0.1 million compared to the corresponding period in 2019.

The decrease of $0.2 million in the revenues from the sale of goods during the quarter ended June 30, 2020 compared to the corresponding period in 2019 is mainly due to a decrease of $0.2 million in sales of normal source plasma inventory. Other revenues for the quarter ended June 30, 2020 remained stable.

Cost of sales and other production expenses

Cost of sales and other production expenses during the quarter and the six months ended June 30, 2020 decreased by $0.1 million and $0.6 million respectively compared to the corresponding periods in 2019. The decrease of $0.6 million for the six months ended June 30, 2020 mainly reflects the decrease in sales of specialty plasma.

Research and development expenses

The R&D expenses for the quarter and the six months ended June 30, 2020 compared to the same periods in 2019, broken down into its two main components, are presented in the following table.

	Quarter ended June 30,			Six months ended June 30,
	2020	2019	Change	2020	2019	Change
Manufacturing and purchase cost of product candidates used for R&D activities	$7,475	$11,764	$(4,289)	$16,209	$20,981	$(4,772)
Other research and development expenses	8,322	10,525	(2,203)	16,573	18,779	(2,206)
Total research and development expenses	$15,797	$22,289	$(6,492)	$32,782	$39,760	$(6,978)

In 2020 and 2019, there was no commercial production of plasma-derived product candidates as we focused on addressing comments received from the FDA in the CRL received in March 2018 in preparation for the resubmission of the BLA and therefore, the cost of manufacturing was classified as R&D expenses.

Total Research and development expenses for the quarter and six months ended June 30, 2020 decreased by $6.5 million and $7.0 million compared to the corresponding periods in 2019, respectively.

Plasma-derived product candidates are produced at the Laval plant and the Winnipeg contract development and manufacturing organization, or Winnipeg CDMO while our small molecule product candidates are manufactured by third party CDMOs.

The manufacturing and purchase cost of these product candidates for the six months ended June 30, 2020 decreased by $4.3 million compared to the corresponding period in 2019. This change was mainly driven by a reduction of materials expensed for R&D purposes of $4.3 million, since in 2019, specifically in the second quarter, we had expensed a large amount of inventories at that point in time because management had determined that these inventories would be used to supply clinical trial patients. Additionally, the expenses related to the Winnipeg CDMO decreased by $1.1 million for the six months ended June 30, 2020 compared to the same period in 2019. The decline reflects an out of period adjustment of $0.8 million recorded during the second quarter of 2020 as we had over accrued the CDMO expenses in 2019.

The manufacturing and purchase cost of product candidates for the quarter ended June 30, 2020 decreased by $5.5 million compared to the corresponding period in 2019, mainly due to the reduction of $4.4 million in materials expensed, as explained above. Additionally during the quarter we recognized, a credit of $1.6 million against our production costs, representing the amount we are eligible to under the Canada Emergency Wage Subsidy or CEWS government grant. A key criterion for being eligible for the CEWS is to have experienced a reduction in revenues in accordance with specific benchmarks and options as defined under the program. If eligible, we may receive a subsidy of up to 75% of eligible employees’ insurable renumeration, subject to certain criteria. The program is currently expected to continue until the end of 2020. The eligibility criteria and grant computation under the program was subject to significant legislative changes in July 2020 and our eligibility for the third quarter and fourth quarter of 2020 will be analyzed accordingly.

Other R&D expenses during the quarter and six months ended June 30, 2020 compared to the corresponding periods in 2019 decreased by $2.2 million in each period. This decrease was driven by a reduction of $3.3 million and $3.0 million in share-based payment expense during the quarter ended June 30, 2020 and the six months ended June 30, 2020, respectively, due to the changes made to our long-term equity incentive plan explained further below. These decreases were offset by reductions in Québec R&D tax credits during both the quarter and six months ended June 30, 2020, which resulted in an increased R&D expense of $1.4 million.

Administration, selling and marketing expenses

The decrease of $4.6 million in administration, selling and marketing expenses during the six months ended June 30, 2020 compared to the corresponding period in 2019 was mainly attributable to the reduction of $7.9 million in share-based payment expense and the recognition of $0.6 million pertaining to the CEWS government grant, and the decrease of $2.2 million in payroll and related expenses. This decrease was offset by an increase of $6.2 million in directors and officers’ insurance and $1.2 million in legal fees, mainly as a consequence of our Nasdaq listing in December 2019.

The decrease of $8.2 million in administration, selling and marketing expenses during the quarter ended June 30, 2020 was driven by a reduction of $8.4 million in share-based payment expense, the recognition of $0.6 million related to the CEWS government grant, and the decrease of $1.4 million in payroll and related expenses. These decreases were offset by an increase in $3.0 million related to the director and officer’s insurance.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options and restricted share units or RSU issued to employees and board members. This expense has been recorded as follows in the consolidated statements of operations.

	Quarter ended June 30,			Six months ended June 30,
	2020	2019	Change	2020	2019	Change
Cost of sales and other production expenses	$10	$88	$(78)	$17	$88	$(71)
Research and development expenses	1,068	5,080	(4,012)	2,083	5,772	(3,689)
Administration, selling and marketing expenses	1,346	9,729	(8,383)	2,701	10,569	(7,868)
	$2,424	$14,897	$(12,473)	$4,801	$16,429	$(11,628)

The above table includes the share-based payment expense included in both continuing and discontinued operations.

Share-based payments expense for the quarter and six months ended June 30, 2020 decreased by $12.5 million and $11.6 million, respectively, compared to the corresponding periods in 2019. The decreases are mostly explained by our implementation during June 2019 of significant changes to our long-term equity incentive plan to ensure alignment with performance and building shareholder values, as well as attraction and retention of key employees to drive our future growth. The following important changes were made:

•

the cancellation in June 2019 of the outstanding options for active employees in return for the issuance of new vested options having an exercise price reflecting the share price at the time of the grant;

•	the modification of the outstanding performance-based RSU into time-vesting RSU; and
•

the issuance of the annual stock option grant to employees and executives. The vesting terms were changed in June 2019 from those set in the recent years, especially at the executive level; a portion of the executive grants vested immediately while the overall vesting period was extended up to a period of six years.

Some of these changes triggered an immediate or accelerated recognition of share-based compensation expense during the quarter ended June 30, 2019. Further details of these changes and their accounting impact are provided in note 11 b) and c) to the interim financial statements for the quarter and the six months ended June 30, 2020.

Finance costs

Finance costs decreased during the quarter and six months ended June 30, 2020 by $1.5 million and $7.0 million, respectively, compared to the corresponding periods in 2019. These decreases reflect our lower level of debt since the April 23, 2019 debt restructuring discussed below.

Loss (gain) on extinguishments of liabilities

The gain on extinguishments of liabilities was $nil and $0.1 million for the quarter and the six months ended June 30, 2020 compared to a loss on extinguishment of liabilities of $92.3 and $92.4 million for the quarter and the six months ended June 30, 2019, respectively. The loss on the extinguishment of liabilities in the comparative periods is principally as a result of the Company concluding a debt restructuring agreement on April 23, 2019 with its major creditor, Structured Alpha LP or SALP. The debt was reduced to $10.0 million plus interest due, in exchange for the issuance by the Company of 15,050,312 of its common shares to SALP. The details of the computation of the loss on extinguishment are explained in note 9 to the interim financial statements for the quarter and six months ended June 30, 2020.

Net loss from continuing operations

The net loss from continuing operations decreased by $108.1 million and $109.6 million during the quarter and six months ended June 30, 2020 respectively compared to the corresponding periods in 2019. These decreases are mainly explained by the following:

•

the decrease in the Loss on extinguishment of liabilities of $92.3 million and $92.5 million for the quarter and the six months ended June 30, 2020, respectively related to the debt restructuring that occurred during the second quarter of 2019,

•

the decrease in the share-based payments expense of $12.5 million and $11.6 million for the quarter and the six months ended June 30, 2020, respectively related to the significant changes made to the Company’s long-term equity incentive plan in June 2019; and

•	the decrease in Finance costs of $1.5 million and $7.0 million for the quarter and the six months ended June 30, 2020 reflecting the lower levels of debt since the April 23, 2019 debt restructuring.

Adjusted EBITDA analysis

Adjusted EBITDA is a measure that is not defined or standardized under International Financial Reporting Standard or IFRS and it is unlikely to be comparable to similar measures presented by other companies. We believe that adjusted EBITDA provides additional insight regarding cash used in operating activities on an on-going basis. It also reflects how management analyses performance and compares that performance against other companies. In addition, we believe that adjusted EBITDA is a useful measure as some investors and analysts use EBITDA and similar measures to compare us against other companies. Adjusted EBITDA adjusts net loss for the elements presented in the table below.

The Adjusted EBITDA for the quarters and six months ended June 30, 2020 and 2019 are presented in the following table:

	Quarter ended June 30,			Six months ended June 30,
	2020	2019	Change	2020	2019	Change
Net loss from continuing operations	$(27,816)	$(135,932)	$108,116	$(55,473)	$(165,046)	$109,573

Adjustments to obtain adjusted EBITDA:
Loss (gain) on foreign exchange	539	256	283	(593)	(1,520)	927
Finance costs	1,852	3,348	(1,496)	3,482	10,497	(7,015)
Loss (gain) on extinguishments of liabilities	-	92,294	(92,294)	(79)	92,374	(92,453)
Change in fair value of financial instruments measured at fair value through profit or loss	-	(1,369)	1,369	-	(1,140)	1,140
Income tax expense (recovery) from continuing operations	(141)	1,239	(1,380)	(141)	1,239	(1,380)
Depreciation and amortization	2,443	2,170	273	4,072	4,290	(218)
Share-based payments expense	2,424	14,725	(12,301)	4,801	16,190	(11,389)
Adjusted EBITDA from continuing operations	$(20,699)	$(23,269)	$2,570	$(43,931)	$(43,116)	$(815)
Plus: adjusted EBITDA from discontinued operations	-	2,787	(2,787)	-	3,646	(3,646)
Adjusted EBITDA	$(20,699)	$(20,482)	$(217)	$(43,931)	$(39,470)	$(4,461)

Adjusted EBITDA from continuing operations for the six months ended June 30, 2020 decreased by $0.8 million compared to the corresponding period in 2019. The reduction was mainly as a result of a decrease in R&D (excluding share-based payments, depreciation and amortization expense) of $3.0 million which were offset by the increase in administration, selling and marketing (excluding share-based payments and depreciation and amortization expense) of $3.2 million. Adjusted EBITDA from discontinued operations, the bioseparations business we sold on November 25, 2019, was $3.6 million during the six months ended June 30, 2019.

The increase of $3.1 million on the Adjusted EBITDA from continuing operations for the quarter ended June 30, 2020 compared to the corresponding period in 2019 is mainly due to the decrease in R&D expenses (excluding share-based payments, depreciation and amortization expense) of $2.7 million. Adjusted EBITDA from discontinued operations was $2.8 million during the quarter ended June 30, 2019.

Segmented information analysis

For the six months ended June 30, 2020 and 2019

The details of the revenues, expenses and the loss for each segment as well as the reconciliation of the segments’ losses to the net loss from continuing operations before taxes for the six months ended June 30, 2020 and 2019 are presented in the following tables. Segment revenues are with external customers unless otherwise specified.

For the six months ended June 30, 2020	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$-	$1,406	$237	$1,643

Expenses
Cost of sales and other production expenses	-	1,104	38	1,142
Manufacturing and purchase cost of product candidates used for R&D activities	42	16,167	-	16,209
R&D - Other expenses	6,987	9,510	76	16,573
Administration, selling and marketing expenses	1,604	3,734	15,185	20,523
Segment loss	$(8,633)	$(29,109)	$(15,062)	$(52,804)
Gain on foreign exchange				(593)
Finance costs				3,482
Gain on extinguishments of liabilities				(79)
Net loss from continuing operations before taxes				$(55,614)
Other information
Depreciation and amortization	$463	$3,267	$342	$4,072
Share-based payment expense	972	187	3,642	4,801

For the six months ended June 30, 2019	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$33	$2,930	$63	$3,026

Expenses
Cost of sales and other production expenses	-	1,663	59	1,722
Manufacturing and purchase cost of product candidates used for R&D activities	20	21,122	(161)	20,981
R&D - Other expenses	6,558	12,113	108	18,779
Administration, selling and marketing expenses	2,259	4,026	18,855	25,140
Segment loss	$(8,804)	$(35,994)	$(18,798)	$(63,596)

Gain on foreign exchange				(1,520)
Finance costs				10,497
Loss on extinguishments of liabilities				92,374
Change in fair value of financial instruments measured at fair value through profit or loss				(1,140)
Net loss from continuing operations before taxes				$(163,807)
Other information
Depreciation and amortization	$363	$3,623	$304	$4,290
Share-based payment expense	3,787	3,470	8,933	16,190

Small molecule therapeutics segment

The loss for the small molecule therapeutics segment was $8.6 million during the six months ended June 30, 2020 compared to $8.8 million during the corresponding period in 2019, representing a decrease in segment loss of $0.2 million. This is mainly due to a decrease of $0.7 million in administration, selling and marketing expenses and was partially offset by an increase of $0.4 million in R&D - other expenses. The administration, selling and marketing expenses decrease was mainly due to a reduction of $1.4 million in share-based compensation which was partially offset by an increase in the administrative support that the segment receives from the head office of $1.1 million.

The increase in R&D – other expenses is mainly due to an increase in expenses related to preclinical studies of $0.8 million primarily for GPR84, while in the corresponding period we had stopped all preclinical activities due to our limited funds available at the time. Furthermore, professional fees increased by $0.8 million for consultant work and patent maintenance activities on the small molecule product candidates. The increase in R&D – other expenses is due to a reduction in R&D tax credits of $1.4 million. This was partially offset by a reduction in share-based compensation recognized in R&D – other expenses of $1.4 million, the recognition of $0.5 million related to the CEWS government grant, and a reduction in clinical trials of $0.5 million as a result of the completion and termination of several trials in the current period.

Plasma-derived therapeutic segment

The revenues for the plasma-derived therapeutics segment were $1.4 million for the six months ended June 30, 2020 compared to $2.9 million for the corresponding period in 2019, representing a decrease of $1.5 million mainly due to lower specialty plasma sales.

The manufacturing cost of plasma-derived product candidates to be used in clinical trials and for the development of our production processes of $21.1 million during the six months ended June 30, 2019 decreased by $5.0 million to $16.2 million in the current period. This change was mainly driven by a reduction of materials expensed for R&D purposes of $4.3 million, since in 2019, specifically in the second quarter, we had expensed a large amount of inventories at that point in time because management had determined that these inventories would be used to supply clinical trial patients. Additionally, the expenses related to the Winnipeg CDMO decreased by $1.1 million for the six months ended June 30, 2020 compared to the same period in 2019. The decline reflects an out of period adjustment of $0.8 million recorded during the second quarter of 2020 as we had over accrued the CDMO expenses in 2019.

Other R&D expenses at $12.1 million for the six months ended June 30, 2019 decreased by $2.6 million to $9.5 million for the six months ended June 30, 2020 as a result of a reduction in payroll and related expenses of $1.3 million due to us reducing our headcount in our R&D facility in Rockville, MD which is expected to close by the end of 2020. This decrease is also explained by a reduction of $2.6 million related to share-based payment expense. This was offset by an increase of $1.5 million in R&D – other expenses related to a reduction in R&D support that the segment provides to other entities of the group, as one of the entities is winding down and the remaining employees are focusing on the preparation for the resubmission of the BLA for Ryplazim.

The loss for the plasma-derived therapeutic segment was $29.1 million for the six months ended June 30, 2020, a decrease of $6.9 million compared to the corresponding period in 2019. The decrease was mainly driven by the overall reduction in the manufacturing cost of plasma-derived product candidates to be used in clinical trials and of the development of our production process of $5.0 million and the reduction of $2.6 million in other R&D expenses as explained above.

For the quarter ended June 30, 2020 and 2019

The details of the revenues, expenses and the loss for each segment as well as the reconciliation of the segments’ losses to the net loss from continuing operations before taxes for the quarters ended June 30, 2020 and 2019 are presented in the following tables. Segment revenues are with external customers unless otherwise specified.

	Small	Plasma-	Reconciliation
	molecule	derived	to statement
For the quarter ended June 30, 2020	therapeutics	therapeutics	of operations	Total
Revenues	$-	$505	$35	$540

Expenses
Cost of sales and other production expenses	-	458	-	458
Manufacturing and purchase cost of product candidates used for R&D activities	10	7,465	-	7,475
R&D - Other expenses	3,494	4,778	50	8,322
Administration, selling and marketing expenses	888	1,651	7,312	9,851
Segment loss	$(4,392)	$(13,847)	$(7,327)	$(25,566)
Loss on foreign exchange				539
Finance costs				1,852
Net loss from continuing operations before taxes				$(27,957)
Other information
Depreciation and amortization	$235	$2,034	$174	$2,443
Share-based payment expense	414	183	1,827	2,424

	Small	Plasma-	Reconciliation
	molecule	derived	to statement
For the quarter ended June 30, 2019	therapeutics	therapeutics	of operations	Total
Revenues	$2	$725	$35	$762

Expenses
Cost of sales and other production expenses	-	533	59	592
Manufacturing and purchase cost of product candidates used for R&D activities	20	11,888	(144)	11,764
R&D - Other expenses	3,853	6,631	41	10,525
Administration, selling and marketing expenses	1,608	2,056	14,381	18,045
Segment loss	$(5,479)	$(20,383)	$(14,302)	$(40,164)

Loss on foreign exchange				256
Finance costs				3,348
Loss on extinguishments of liabilities				92,294
Change in fair value of financial instruments measured at fair value through profit or loss				(1,369)
Net loss from continuing operations before taxes				$(134,693)
Other information
Depreciation and amortization	$186	$1,824	$160	$2,170
Share-based payment expense	3,390	3,119	8,216	14,725

Small molecule therapeutics segment

The segment loss for the small molecule therapeutics segment was $4.4 million during the quarter ended June 30, 2020 compared to $5.5 million during the corresponding period in 2019, representing a decrease in segment loss of $1.1 million. This decrease in loss was mainly due a reduction in administration, selling and marketing expenses from share-based compensation of $1.3 million. This was partially offset by an increase in the administrative support that the segment receives from the head office group of $0.8 million. The decrease in segment loss was also due to the decrease in R&D – other expenses of $0.4 million. The latter decrease is mainly due to a decrease in share-based compensation of $1.7 million which was partially offset by a reduction of R&D tax credits in 2020, which resulted in an increase of R&D – other expenses expense of $1.4 million.

Plasma-derived therapeutic segment

The revenues for the plasma-derived therapeutics segment were $0.5 million for the quarter ended June 30, 2020 compared to $0.7 million for the corresponding period in 2019, representing a decrease of $0.2 million mainly due to lower specialty plasma sales.

The manufacturing cost of plasma-derived product candidates to be used in clinical trials and for the development of our production processes of $11.9 million during the quarter ended June 30, 2019 decreased by $4.4 million to $7.5 million in the current period. This change was mainly driven by a reduction of materials expensed for R&D purposes of $4.4 million, since in 2019, specifically in the second quarter, we had expensed a large amount of inventories at that point in time because management had determined it would be used to supply clinical trial patients.

Other R&D expenses at $6.6 million for the quarter ended June 30, 2019 decreased by $1.9 million to $4.8 million for the quarter ended June 30, 2020 as a result of a reduction in payroll and other related expenses of $0.6 million and a reduction of $2.2 million in share-based payment expense mainly due to us reducing our headcount following the decreased activity in our R&D facility in Rockville, MD which is expected to be closed by the end of 2020. This was partially offset by an increase of $1.1 million in R&D – other expense related to a reduction in R&D support that the segment provides to other entities of the group, as one of the entities is winding down and the remaining employees are focusing on the preparation for the resubmission of the BLA for Ryplazim.

The loss for the plasma-derived therapeutic segment was $13.8 million for the quarter ended June 30, 2020, a decrease of $6.5 million compared to the corresponding period in 2019. The decrease was mainly driven by the overall reduction in the manufacturing cost of plasma-derived product candidates to be used in clinical trials and of the development of our production process of $4.4 million and the reduction in R&D – other expenses of $1.9 million.

Summary of consolidated quarterly results

The following table presents selected quarterly financial information for the last eight quarters:

		Net income (loss) attributable to the owners of the parent
				Per share
Quarter ended	Revenues	Continuing operations	Discontinued operations	Continuing basic & diluted	Discontinued basic & diluted
June 30, 2020	$540	$(27,760)	$-	$(1.19)	$-
March 31, 2020	1,103	(27,344)	-	(1.17)	-
December 31, 2019	1,050	(39,397)	25,043	(1.69)	1.07
September 30, 2019	828	(29,521)	(81)	(1.27)	(0.00)
June 30, 2019	762	(135,846)	2,229	(8.26)	0.14
March 31, 2019	2,264	(28,416)	280	(33.59)	0.33
December 31, 2018	3,379	(103,784)	831	(125.04)	1.00
September 30, 2018	6,223	(29,020)	548	(34.96)	0.66

Revenues during the quarter ended September 30, 2018 were $6.2 million due to the sale of our excess normal source plasma inventory in the amount of $5.7 million. Cost of sales and other production expenses were $5.6 million. R&D expenses were at $22.5 million, administration, selling and marketing expenses were $5.7 million, and financing costs were at $5.9 million. The net income attributable to the owners of the parent from discontinued operations were $0.6 million. This decrease is mainly due to the decrease in the net margin of $1.3 million.

Revenues during the quarter ended December 31, 2018 were $3.4 million, which is mainly due to the sale of excess normal source plasma inventory of $3.1 million. Cost of sales and other production expenses decreased by $2.3 million to $3.4 million in line with the decrease in the sale of goods of $2.6 million. R&D expenses decreased slightly to $19.2 million while administration, selling and marketing expenses increased to $10.2 million, impacted by severance expenses. Financing costs increased to $6.6 million reflecting the higher debt level and the higher borrowing cost of the credit facility. During the quarter, a gain on extinguishment of liabilities of $34.9 million was recorded as a result of the modifications to the terms of our long-term debt, namely the extension of the maturity date. Impairments, mainly pertaining to intravenous immunoglobulin or IVIG, assets totaling $150.0 million were recognized following changes to our strategic plans which would delay the development of IVIG significantly, if approved. The net income attributable to the owners of the parent from discontinued operations remains relatively stable at $0.8 million, a decrease of $0.3 million.

Revenues were $2.3 million during the quarter ended March 31, 2019 which were lower than those recorded in the previous three quarters as there was no sale of normal source plasma. R&D expenses at $17.5 million were $1.7 million lower and finance costs at $7.1 million increased slightly by $0.6 million compared to the previous quarter. Both R&D and finance costs were impacted by the adoption of IFRS 16 which caused the implicit interest component of the leases to be recorded in finance costs. Administration, selling and marketing decreased by $3.1 million from its higher level in December 2018 which included significant termination benefits. The net income attributable to the owners of the parent from discontinued operations decreased by $0.6 million to $0.3 million mainly due to a decrease in R&D tax credit recorded in the quarter.

Revenues were $0.8 million during the quarter ended June 30, 2019 and were mainly generated from sales of specialty plasma. R&D expenses at $22.3 million were $4.8 million higher than the previous quarter and administration, selling and marketing expenses at $18.0 million were $11.0 higher. These increases mainly due to higher share-based payment expenses recognized in R&D expenses of $4.3 million and in administration, selling and marketing expenses of $8.9 million over the previous quarter, resulting from various changes we made to our long-term equity incentive plans to ensure competitiveness of the plans. Finance costs decreased by $3.8 million as the long-term debt declined significantly on April 23, 2019 as part of the debt restructuring which resulted in a loss on extinguishment of liabilities of $92.3 million. The net loss attributable to the owners of the parent from continuing operations for the quarter ended June 30, 2019 was $135.8 million which represents an increase of $107.4 million from the previous quarter. The increase was driven by the loss on extinguishment of liabilities and the increase in share-based payment expense. The net income attributable to the owners of the parent from discontinued operations increased by $1.9 million to $2.2 million mainly due to increase in the sales of bioseparations products of $2.0 million, which had high margins, thus having no impact on the cost of sales and production expenses.

Revenues remained stable at $0.8 million during the quarter ended September 30, 2019. R&D expenses at $18.1 million declined by $4.2 million and administration, selling and marketing expenses at $9.9 million were $8.2 million lower than the previous quarter. These decreases were mainly driven by a decrease of $4.7 million and $7.5 million in the share-based payment expenses recognized in R&D and in administration, selling and marketing expenses, respectively, as such expenditures returned to more normalized levels following the impact of the changes to the long-term equity incentive plans during the quarter ended June 30, 2019. Finance costs decreased by $1.6 million as the balance of long-term debt declined significantly on April 23, 2019 as a result of the debt restructuring. The net income attributable to the owners of the parent from discontinued operations decreased by $2.3 million to a loss of $0.1 million mainly driven by the decrease in the sales of goods of $3.5 million.

Revenues were $1.1 million during the quarter ended December 31, 2019 and were mainly generated from our specialty plasma sales. R&D expenses declined by $0.8 million to $17.3 million mainly due to the decrease in manufacturing and purchase costs of product candidates used in R&D of $2.9 million partially offset by an increase other R&D expenses by $2.0 million. Total R&D expenses declined due to a decline manufacturing cost, including inventories expensed which was partially offset by higher employee compensation expenses, including share-based payments. Administration, selling and marketing expenses were $0.4 million higher than the previous quarter at $10.3 million, reflecting the higher public reporting costs and directors and officers insurance costs as a result of our listing on the Nasdaq. Finance costs increased by $0.2 million to $1.9 million during the fourth quarter of 2019. The net income attributable to the owners of the parent from discontinued operations increased by $25.1 million at $25.0 million mainly driven by the gain of the sales of the discontinued operations of $26.3 million which was offset by an increase in the administration, selling and marketing expenses of $1.4 million due to bonuses we paid to employees upon the successful completion of the sale of the business which were included in the operating results of the discontinued operations.

Revenues were $1.1 million during the quarter ended March 31, 2020, of which $0.9 million were from our specialty plasma sales. R&D expenses declined by $0.3 million to $17.0 million mainly due to a decrease in other R&D expenses of $2.4 million which was partially offset by an increase of $2.1 million in manufacturing and purchase costs of product candidates used in R&D. The total R&D expenses declined due to decreases in employee compensation expense including share-based payments of $1.4 million, in R&D tax credit of $1.1 million, and clinical trial expenditures of $0.9 million. These decreases were offset by an increase of production costs, including inventory expensed of $3.4 million. Administration, selling and marketing expenses were $0.4 million higher than the previous quarter at $10.7 million mainly due to the higher public reporting costs and directors and officers insurance costs as a result of our listing on the Nasdaq, partially offset by a decline in employee compensation expenses categorized as administration expenses while a higher portion of this compensation expense was allocated to R&D activities reflecting the activities of the personnel. Share-based payment expenses also went down compared to the previous quarter. Gain on foreign exchange, increased by $0.9 million to $1.1 million due to the unrealized foreign exchange gain recognized on our cash and cash equivalents held in U.S. currency as the USD/CAD exchange rate increased since the prior quarter. Finance costs decreased by $0.2 million to $1.6 million during the first quarter of 2020. The net income attributable to the owners of the parent from discontinued operations was $nil given those operations were sold in the fourth quarter of 2019.

Revenues were $0.5 million during the quarter ended June 30, 2020, a decrease of $0.4 million from the previous quarter, and revenues in both periods were mainly driven by sales of specialty plasma. R&D expenses declined by $1.2 million to $15.8 million mainly due to a decrease in the manufacturing costs for product candidates used in R&D, while other R&D expenses remained stable. The total R&D expenses declined mainly due to the recognition of a credit of $2.1 million in relation to the CEWS government grant. Administration, selling and marketing expenses were $0.8 million lower than the previous quarter at $9.9 million principally due to the CEWS government grant of $0.6 million. Our Loss on foreign exchange was $0.5 million this quarter and was due to the foreign exchange loss on our cash and cash equivalents held in U.S. currency as the USD/CAD exchange rate decreased since the prior quarter. Finance costs increased by $0.2 million to $1.9 million during the second quarter of 2020.

Outstanding share data

We are authorized to issue an unlimited number of common shares. At August 7, 2020, 23,628,001 common shares, 2,571,504 options to purchase common shares, 4,238 restricted share units and 172,735 warrants to purchase common shares were issued and outstanding.

Transactions between related parties (as defined per IAS 24, Related party disclosures)

Balances and transactions between our subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

During the quarter and six months ended June 30, 2020, we paid interest on the loan with its parent, SALP, in the amount of $0.3 million and $0.5 million respectively ($0.9 million and $3.0 million for the quarter and six months ended June 30, 2019). We have a nonrevolving line of credit or LOC agreement with SALP, of which $29.1 million is currently available to be drawn as of June 30, 2020, bearing a stated interest of 10%, payable quarterly, and maturing on April 23, 2024 of which $nil has been drawn as at June 30, 2020. The LOC limit available to draw upon has previously been, and will continue to be, automatically reduced by the amounts of net proceeds generated upon the occurrence of all or any of the following transactions: a licensing transaction for the Company’s product candidate Ryplazim or equity raises. Our ability to draw on the LOC expires May 11, 2021.

During the quarter and six months ended June 30, 2020, we recorded $0.1 million and $0.1 million ($nil for both the quarter and the six months ended June 30, 2019) of research and development expenses, relating to a consulting service agreement signed with one of our directors in 2019 of which $0.1 million remains payable as at June 30, 2020.

Changes in accounting policies

The accounting policies used in the interim financial statements are consistent with those applied in the December 31, 2019 audited consolidated financial statements and no new accounting standards were adopted during the quarter.

New Standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that we reasonably expect may have a material impact on the disclosures, the financial position or results of our operations when applied at a future date are as follows:

Amendments to IAS 1, Presentation of Financial Statements or IAS 1 - IAS 1 has been revised to clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity. The amendment becomes effective for annual reporting periods beginning on or after January 1, 2022 and earlier application is permitted.

We are currently evaluating the impact of adopting this amendment on our consolidated financial statements.

Amendment to IFRS 16, Leases or IFRS 16 for COVID-19-Related Rent Concessions - IFRS 16 has been revised to permit lessees not to assess whether particular COVID-19-related rent concessions are lease modifications and, instead, account for those rent concessions as if they were not lease modifications. In addition, the amendment to IFRS 16 provides specific disclosure requirements regarding COVID-19-related rent concessions. The amendment becomes effective for annual reporting periods beginning on or after June 1, 2020 and earlier application is permitted.

Presently, we have not benefited from COVID-19 related rent concessions, and we will assess our circumstances when the amendment becomes effective for the Company.

Critical Accounting Policies and Estimates

The preparation of the interim financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. Other than as described below, the significant accounting judgments and critical accounting estimates we applied, disclosed in the consolidated financial statements for the year ended December 31, 2019, remain unchanged.

COVID-19 – The negative impact of the COVID-19 pandemic on our financial statements for the quarter and six months ended June 30, 2020 has been limited, however we are eligible to a Government of Canada salary subsidy program which we were able to claim during the second quarter of 2020 and which may provide further financial support while the program is available. Consistent within the global biopharmaceutical sector, some clinical programs may have been impacted by the shift of resources within hospitals to COVID-19 and related matters, resulting in potential delays to recruitment or site initiation on our clinical and preclinical programs, and potentially causing an adjustment of certain development timelines and activities. The partial disruption caused by COVID-19 may continue to impact our operations, workforce and overall business by delaying the progress of our research and development programs, regulatory submissions and reviews, regulatory inspections, production and plasma collection activities and business and corporate development activities. There is uncertainty as to the duration of the COVID-19 pandemic and related government restrictions, including travel bans, the impact on our workforce, and the availability of donors, health subjects and patients for the conduct of clinical trials, and the effects of the COVID-19 pandemic, including on the global economy, continue to be fluid. Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. As of the date of issuance of these interim financial statements, we are not aware of any specific event or circumstance that would require us to update our estimates, assumptions and judgments or revise the carrying value of our assets or liabilities, and we are unable to estimate the potential impact on our future business or our financial results as of the date of this filing. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known.

Share-based compensation – To determine the fair value of stock options on a given date, we must determine the assumptions that will be used as inputs to the Black-Scholes option pricing model, including the assumption regarding the future volatility of the common shares of Liminal for the expected life of the stock options. We use the historical volatility as a starting basis for the estimate and also considers whether there are factors that would indicate that the past volatility is not indicative of the future volatility. In making this assessment, we consider changes in Liminal’s activities and other factors such as a significant share consolidation. As the volatility is an assumption that has a significant impact on the calculated value of a stock option, the impact of this estimate can significantly impact the share-based payment expense over the vesting period of an award.

On March 23, 2020, our board of directors approved a plan to seek shareholder approval to modify the exercise price of certain stock options as disclosed in note 11b of our interim financial statements for the quarter and six months ended June 30, 2020. In order to determine when the expense related to this modification is recognized in the consolidated statement of operations, we evaluated the timing of notification to option holders, the timing and method of determining the exercise price and the service period. We further considered whether the holders of the stock options had sufficient understanding of the terms and conditions of the potentially revised awards, the degree of certainty of the approval for the repricing and whether the service period for earning the rights to the awards had commenced. We concluded that the definition of the grant date was not met but that the service period had commenced and therefore a preliminary calculation of the incremental fair value of the repricing of the awards was performed using assumptions as of March 31, 2020. On May 26, 2020, the conditions for a grant date were met when the options exercise price was revised to $15.21 and a final calculation to determine the incremental fair value of the repriced options was performed.

Liquidity and Capital Resources

Overview

Our primary uses of cash are to fund our ongoing research and development activities. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators as a result of licensing or partnering deals. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Identifying potential product candidates and conducting non-clinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete. Success in the generation of the necessary data or results required to obtain marketing approval and achieve product sales cannot be certain. In addition, successful commercialization of our product candidates cannot be certain and any resulting revenue derived from product sales would not arise for many years, if at all.

Until such time that we can generate substantial product revenue, if ever, we will need to finance our cash needs through a combination of equity offerings, debt financings, strategic collaborations, business and asset divestitures, and grant funding.

Despite our efforts to obtain the necessary funding and further reduce the costs of our operations, there can be no assurance of our access to further funding on acceptable terms, if at all, particularly if the COVID-19 pandemic continues to disrupt global financial markets.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. We may be required to take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan.

Liquidity position at June 30, 2020 and going concern

At June 30, 2020, we had a positive working capital position of $17.0 million, and the remaining amount we had available to draw on the line of credit from SALP was $29.1 million. This will not provide us with sufficient funds to continue maintaining our operating activities, even at low spending levels, for the next 12 months.

In our cash management efforts, we have been operating at a low spending level, pacing our investments on new research programs, and reducing infrastructure costs where possible, while we continue taking steps to further transition our company to focus on the development of our small molecule product candidates. Our liquidity resources are allocated in priority however towards the resubmission of the Ryplazim BLA to the FDA, and commercialization preparation in anticipation of potential approval.

We are pursuing a number of financing initiatives that could potentially extend our cash runway, if completed. Potential sources of funding include the key ones identified below:

•	We are continuing to evaluate potential strategic collaborations with upfront or continuous funding support;
•	We are continuing to evaluate avenues to monetize non-core assets; and
•	We will consider raising funds through the issuance of equity instruments.

In July 2020, we issued secured convertible debt in the amount of $2.4 million to fund the Fairhaven R&D program with a potential for further funding by the secured convertible debt holders of another $5.7 million with the same terms as the issued secured convertible debt, as explained below in the “Subsequent Events” section.

Until we are successful in completing one or more significant financing transactions that may change our financial condition (which may not be available on acceptable terms, if at all), our current circumstances indicate the existence of a material uncertainty that may cast significant doubt about our ability to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations. Further, if we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan. For a comprehensive discussion on the risks related to our funding needs, we refer readers to the section below titled “Risk Factor Updates”.

The unaudited condensed interim financial statements as of June 30, 2020 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern. Such adjustments could be material.

Prior Indebtedness

On April 27, 2017, we entered into a third loan agreement with SALP, or the Third Loan Agreement, which provides for an original issue discount, or OID, loan in the principal amount of $25.0 million. This loan has been amended. We subsequently entered into a fourth loan agreement with SALP, or the Fourth Loan Agreement, on November 30, 2017, and providing for a delayed-draw term loan of up to US$80.0 million, as amended.

On November 14, 2018, we entered into an omnibus amendment agreement with SALP, extending the maturity dates of all loan agreements with SALP outstanding as of such date. As part of the consideration for the extension of the maturity dates of the indebtedness under these agreements, we cancelled 100,117 existing warrants and granted 128,056 warrants to SALP, bearing a term of eight years and exercisable at a per share price equal to $1,000.00.

We also entered into an amendment agreement to the Fourth Loan Agreement on February 22, 2019 securing an additional amount of up to US$15.0 million from SALP under the Fourth Loan Agreement.

Restructuring Transactions

On April 23, 2019, we completed transactions pursuant to a debt restructuring agreement we entered into on April 15, 2019 with SALP and certain of our subsidiaries, or the Restructuring Agreement. In accordance with the Restructuring Agreement, (i) SALP acquired 15,050,312 of our common shares, or the New Common Shares, at a price per common share of $15.21, or the Transaction Price, for a total purchase price of $228.9 million, which was satisfied by the cancellation of outstanding indebtedness owed by us, and (ii) certain Warrants to purchase our common shares held by SALP were amended, with new warrants being issued, or the New Warrants, exercisable for 168,735 common shares at a per-share exercise price equal to the Transaction Price. Under the Restructuring Agreement, all but $10.0 million of the outstanding debt we owed to SALP in the aggregate amount of $238.9 million was converted into common shares. We also entered into a consolidated loan agreement with SALP on April 23, 2019, relating to future indebtedness.

Line of Credit

On November 11, 2019, we entered into an amendment to our April 23, 2019 consolidated loan agreement with SALP to include a non-revolving $75.0 million secured line of credit, or the LOC. The LOC limit available to draw upon will be automatically reduced by the amounts of net proceeds generated, upon the occurrence of all or any of the following transactions; the sale of the bioseparations operations, a licensing transaction for our Ryplazim or equity raises. As a result of the closing of the sale of our bioseparation business to KKR, the principal amount available under the LOC was automatically reduced by an amount equal to the net proceeds we received for such sale, which was $45.9 million. Our ability to draw on the LOC expires on May 11, 2021. As of the date of this MD&A, we have not drawn any amount on the LOC and $29.1 million was available to be drawn as at June 30, 2020.

Convertible debt

Subsequent to the end of the quarter, on July 17, 2020, we issued an aggregate principal amount of $2.4 million of secured convertible debentures or SDC, to certain former shareholders of Fairhaven, bearing an interest rate of 8% per annum, compounded quarterly, for the continued development of the Fairhaven R&D program. The SCD mature on March 31, 2022, or the Maturity Date, unless the SDC are converted into common shares of the Company prior to the Maturity Date. At any time prior to the Maturity Date, the SCD holders shall have a collective right to, and Liminal shall have the right upon certain pre-determined events to require each holder of the SCD to, purchase additional SDC for an aggregate principal amount of up to $5.7 million for all the holders. The SDC may be converted into common shares of the Company, using the 5-day weighted average share price of Liminal’s common shares immediately preceding the date of conversion at the option of the Company subject to certain conditions, or at the option of the holders of the SDC at any time on, or before the Maturity Date.

Cash flow analysis

The following major cash flow components are presented on a total company basis, inclusive of continuing and discontinued operations.

The summarized consolidated statements of cash flows for the six months ended June 30, 2020 and the corresponding period in 2019 are presented below.

Six months ended June 30	2020	2019	Change
Cash flows used in operating activities	$(31,937)	$(46,633)	$14,696
Cash flows from (used in) financing activities	(4,595)	123,734	(128,329)
Cash flows used in investing activities	(198)	(3,379)	3,181
Net change in cash and cash equivalents during the period	$(36,730)	$73,722	$(110,452)
Net effect of currency exchange rate on cash and cash equivalents	1,431	(109)	1,540
Cash and cash equivalents, beginning of the period	61,285	7,389	53,896
Cash and cash equivalents, end of the period	$25,986	$81,002	$(55,016)

Cash flows used in operating activities decreased by $14.7 million during the six months ended June 30, 2020 compared to the same period in 2019. The decrease is due to the following:

•	the collection of income taxes receivable of $8.6 million in 2020,
•

the lower outflow in relation to payments to suppliers of $5.5 million since during the quarter ended June 30, 2019 after obtaining the financing discussed below, we had caught up with past due invoices from suppliers, and

•	the CEWS government grants received of $0.8 million in 2020.

Cash flows used in financing activities increased by $128.3 million during the six months ended June 30, 2020 compared to the same period in 2019. This increase is mainly explained by the fact that there was no financing in the current period whereas in 2019, we raised $118.8 million from share issuances and $19.9 million from debt and warrant issuances.

Cash flows used in investing activities decreased by $3.2 million during the six months ended June 30, 2020 compared to the same period in 2019 mainly due to decreased capital expenditures of $2.7 million, and our receipt of final adjustment to the proceeds from the sales of the bioseparations segment, net of transaction costs paid, of $0.4 million during the current period.

Research and Development, Patents and Licences

For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.” of our Annual Report on Form 20-F for the year ended December 31, 2019.

Trend information

Other than as disclosed elsewhere in this MDA, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to June 30, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see the following sections in our Annual Report: “Item 4.B.—Business overview”, "Item 5.A.—Operating results”, “Item 5.B.—Liquidity and capital resources.”

Off-balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

The timing and expected contractual outflows required to settle our financial obligations recognized in the consolidated statement of financial position at June 30, 2020 are presented in the table below:

	Contractual Cash flows
	Carrying amount	Less than 1 year	1-3 years	3 - 5 years	More than 5 years	Total
Accounts payable and accrued liabilities 1)	$19,318	$19,318	$-	$-	$-	$19,318
Long-term portion of royalty payment obligations	115	-	55	55	259	369
Lease liabilities	37,253	9,086	15,400	13,738	35,200	73,424
Long-term portion of other employee benefit liabilities	86	-	86	-	-	86
Long-term debt	8,785	1,008	2,017	10,823	-	13,848
	$65,557	$29,412	$17,558	$24,616	$35,459	$107,045

1)Short term portions of the royalty payment obligations and of other employee benefit liabilities are included in the accounts payable and accrued liabilities.

Commitments

Our commitments have remained materially unchanged from those disclosed in the MD&A for the year ended December 31, 2019, as reflected in the Annual Report.

Financial instruments

Use of financial instruments

The financial instruments that we used result from our operating and investing activities, namely in the form of accounts receivables and payables, and from our financing activities resulting usually in the issuance of long‑term debt. We do not use financial instruments for speculative purposes and have not issued or acquired derivative financial instruments for hedging purposes.

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the quarter and six months ended June 30, 2020 include income, expense, gains and losses relating to financial instruments:

•	loss on extinguishments of liabilities
•	finance costs; and
•	foreign exchange gains and losses.

Quantitative and Qualitative Disclosures about Market Risk

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

i) Credit risk:

Credit risk is the risk of financial loss to our company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash, investments, receivables and share purchase loan to a former officer. The carrying amount of the financial assets represents the maximum credit exposure.

We mitigate credit risk through reviews of new customer’s credit history before extending credit and conduct regular reviews of existing customers’ credit performance. We evaluate at each reporting period, the lifetime expected credit losses on our accounts receivable balances based on the age of each receivable, the credit history of the customers and past collection experience.

ii) Liquidity risk:

Liquidity risk is the risk that we will not be able to meet financial obligations as they come due. We manage our liquidity risk by continuously monitoring forecasts and actual cash flows. Our current liquidity situation is discussed in the liquidity and contractual obligation section of this MD&A.

iii) Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect our income or the value of its financial instruments.

a)	Interest risk:

Our interest-bearing financial liabilities have fixed rates and as such there is limited exposure to changes in interest payments as a result of interest rate risk.

b) Foreign exchange risk:

We are exposed to the financial risk related to the fluctuation of foreign exchange rates. Outside of Canada, we operate in the U.S. and the U.K. and a portion of our expenses incurred are in U.S. dollars and in pounds sterling (£). Historically, the majority of our revenues have been in U.S. dollars and in £, but since the sale of our discontinued operations, our revenues are mainly in U.S. dollars, which serve to mitigate a small portion of the foreign exchange risk relating to the expenditures. When we hold cash and cash equivalents in U.S. dollars, this also helps to mitigate the foreign exchange risk on expenditures. Financial instruments that have exposed us to foreign exchange risk have been cash and cash equivalents receivables, trade and other payables, lease liabilities, licence payment obligations and the amounts drawn on the credit facility. We manage foreign exchange risk by holding foreign currencies we received to support forecasted cash outflows in foreign currencies.

Subsequent events

On July 17, 2020, we acquired all of the issued and outstanding shares of Fairhaven Pharmaceuticals Inc. or Fairhaven in return for the issuance of 202,308 common shares of Liminal to the former shareholders of Fairhaven on the acquisition date. The fair value of the shares was $3.4 million, calculated using the closing price of the shares on July 17, 2020. Under the purchase agreement, we may be required to make additional payments in shares up to an aggregate value of $4.4 million, subject to the achievement of certain pre-determined research and development milestones. The number of shares to be issued for the achievement of future milestones would be calculated using a share price equal to the five-trading day volume weighted average price of our common shares prior to such milestone events being achieved.

On July 17, 2020, concurrently with the acquisition of Fairhaven, we issued $2.4 million aggregate principal amount of secured convertible debentures or SDC to certain former Fairhaven shareholders, bearing an interest rate of 8% per annum, compounded quarterly, for the continued development of the Fairhaven R&D program. The SCD mature on March 31, 2022, the Maturity Date, unless converted into our common shares prior to the Maturity Date. At any time prior to the Maturity Date, the SCD holders shall have a collective right to, and we shall have the right upon certain pre-determined events to require each holder of the SCD to, purchase additional SDC for an aggregate principal amount of up to $5.7 million for all the holders. The SDC may be converted into common shares of our company, using the 5-day weighted average share price of our common shares immediately preceding the date of conversion at our option, subject to certain conditions, or at the option of the holders of the SDC at any time on, or before the Maturity Date.

We are currently assessing the accounting treatment for these transactions.

Disclosure controls and procedures and internal controls over financial reporting

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and CFO have designed, or caused to be designed, under their supervision, our disclosure controls and procedures.

Internal control over Financial Reporting

Internal controls over financial reporting or ICFR are designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitation, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

The CEO and CFO have designed, or caused to be designed, under their supervision our ICFR using the framework established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Change in Internal Controls over Financial Reporting

In accordance with the National Instrument 52-109, we have filed certificates signed by the CEO and CFO that, among other things, report on the design of disclosure controls and procedures and the design of ICFR as at June 30, 2020.

There have been no changes in the Company’s ICFR that occurred during the quarter and six months ended June 30, 2020 that have materially affected or are reasonably likely to materially affect its ICFR.

RISK FACTORS UPDATE

Our business faces significant risks. You should carefully consider all of the information set forth in this MD&A and in our other filings with the United States Securities and Exchange Commission and the Canadian Securities Administrators, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

There have been no material changes to our risk factors disclosed in the Annual Report for the year ended December 31, 2019, with the exception of the following risk factors:

We will require additional funding and may not be able to raise the capital necessary to continue as a going concern or to complete the research and development of our pipeline of product candidates and their commercialization, if approved.

As of June 30, 2020, we had approximately $26.0 million of cash and cash equivalents. This will not provide us with sufficient funds to continue maintaining our operating activities, even at low spending levels, for the next 12 months.

Additionally, we will require additional funding and may not be able to raise the capital necessary to continue and complete the research and development of our product candidates and their commercialization, if approved. We have historically generated revenues, but have never achieved or maintained profitability, and will need additional financing in order to continue our activities.

Our future capital requirements will depend on many factors, including:

•	the progress, results and costs of laboratory testing, manufacturing, preclinical and clinical development for our current product candidates;
•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials of other product candidates that we may pursue;
•	the development requirements of other product candidates that we may pursue;
•	the timing and amounts of any milestone or royalty payments we may be required to make under future license agreements;
•	the costs of building out our infrastructure, including hiring additional clinical, regulatory, quality control and manufacturing personnel;
•	the costs, timing and outcome of regulatory review of our product candidates, including potential regulatory delays related to the COVID-19 pandemic;
•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and
•	the extent to which we acquire or in-license other product candidates and technologies.

We have a limited committed external source of funds in the form of a line of credit from SALP of $29.1 million which expires on May 11, 2021. In the past, we have been financed in part through the restructuring transactions described above, debt and public equity offerings and we may effect additional debt or equity offerings to raise capital, the size of which cannot be predicted. The issuance and sales of substantial amounts of equity or other securities, or the perception that such issuances and sales may occur, could adversely affect the market price of our common shares. In addition, to the extent that we raise additional capital by issuing equity securities, our existing shareholders’ ownership may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Equity and debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares, making investments, incurring additional debt, making capital expenditures or declaring dividends.

The incurrence of additional indebtedness could result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants therein, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely affect our ability to conduct our business.

If we raise additional capital through collaborations, strategic alliances or third-party licensing arrangements, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional capital through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise develop and market ourselves.

There is no assurance that sufficient financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations. Our ability to continue as a going concern is contingent upon, among other factors, obtaining alternate financing. We cannot provide any assurance that we will be able to raise additional capital on acceptable terms, if at all, particularly if the COVID-19 pandemic continues to disrupt global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity.

If we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan. The accompanying consolidated financial statements do not include any adjustments that may be necessary should we be unable to continue as a going concern. Such adjustments could be material. If we cannot continue as a viable entity, you may lose some or all of your investment.

Our business could be adversely affected by the effects of health epidemics, including the global COVID-19 pandemic.

In connection with the COVID-19 pandemic, governments have implemented significant measures, including closures, quarantines, travel restrictions and other social distancing directives, intended to control the spread of the virus. To the extent that these restrictions remain in place, additional prevention and mitigation measures are implemented in the future, or there is uncertainty about the effectiveness of these or any other measures to contain or treat COVID-19, our ability to continue to operate our plasma collection centers, our manufacturing plant and our third-party contract manufacturing organizations’ ability to manufacture and deliver on a timely basis our product candidates, including Ryplazim, to be used in our clinical trials and “compassionate use” programs  and our ability to advance our research and development programs and business and corporate development activities may be limited. Such restrictions, limitations or other events may result in a period of business and manufacturing disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations.

The continued spread of COVID-19, which has caused a broad impact globally, may materially affect us economically. The potential economic impact brought by, and the duration of, COVID-19, are uncertain and fluid, and the impact of this or any future  widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common shares.

The continued spread of COVID-19 globally has impacted certain of our clinical trials, and could also adversely affect our planned clinical trial operations, including our ability to initiate the trials on the expected timelines and recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. Further, the COVID-19 outbreak could result [ in delays in our clinical trials due to prioritization of hospital resources toward the outbreak, restrictions in travel, potential unwillingness of patients to enroll in trials at this time, or the inability of patients to comply with clinical trial protocols if quarantines or travel restrictions impede patient movement or interrupt healthcare services. In addition, we rely on independent clinical investigators, contract research organizations and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our preclinical studies and clinical trials, and the outbreak may affect their ability to devote sufficient time and resources to our programs or to travel to sites to perform work for us. For example, in connection with the COVID-19 pandemic, in May 2020 we recently terminated treatment in an open-label rollover, single-arm, Phase 2 clinical trial of fezagepras for the treatment of Alström syndrome which was started in October 2017 as a result of the re-deployment of the clinical trial site clinical staff as a result of the current COVID-19 pandemic.

Additionally, COVID-19 may also result in delays in receiving approvals from local and foreign regulatory authorities, including the FDA’s review and approval of our BLA, for Ryplazim, delays in regulatory inspections, including delays caused by travel restrictions, delays in necessary interactions with local and foreign regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees, and refusals to accept data from clinical trials conducted in these affected geographies. For example, the FDA has postponed its inspections outside of the United States due to the COVID-19 outbreak, which may impact the FDA’s product application reviews.

The COVID-19 pandemic continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and clinical trials will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in Canada and other countries, the effectiveness of actions taken in Canada, the United States and other countries to contain and treat the disease and whether Canada and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

We could become supply-constrained and our financial performance would suffer if we cannot obtain adequate quantities of FDA-approved human source plasma that meet proper specifications.

In order for plasma to be used in the manufacturing of Ryplazim, the individual centers at which the plasma is collected must be licensed by the FDA and approved by the regulatory authorities of any country in which we may wish to commercialize our products, as applicable. When we open a new plasma center, and on an ongoing basis after licensure, it must be inspected by the FDA for compliance with cGMP and other regulatory requirements. For example, we are waiting to receive FDA approval for our first U.S. based plasma collection center in Amherst, New York. However, there can be no assurances that we will receive FDA approval for that center. Therefore, even if we are able to construct new plasma collection centers, in addition to the Amherst, New York center, to complement our Winnipeg, Manitoba, Canada plasma collection center, an unsatisfactory inspection could prevent a new center from being licensed or risk the suspension or revocation of an existing license.

We may not have adequate quantities of compliant plasma to manufacture Ryplazim. Therefore, we are reliant on the purchase of plasma from third parties to manufacture Ryplazim. We can give no assurances that appropriate plasma will be available to us on commercially reasonable terms, or at all, to manufacture Ryplazim. In order to maintain a plasma center’s license, its operations must continue to conform to cGMP and other regulatory requirements. In the event that we determine that plasma was not collected in compliance with cGMP, we may be unable to use and may ultimately destroy plasma collected from that center. Additionally, if non-compliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and our supply of Ryplazim could be impacted.

We plan to increase our supplies of plasma for use in the manufacturing processes through increased purchases of plasma from third-party suppliers as well as collections from our existing Winnipeg plasma collection center and Amherst plasma collection center, if approved. This strategy is dependent upon our ability to maintain a cGMP compliant environment in our plasma facility and to expand production and attract donors to our facility. There is no assurance that the FDA will inspect and license our Amherst, New York plasma collection center in a timely manner consistent with our production plans. If we misjudge the readiness of a center for an FDA inspection, we may lose credibility with the FDA and cause the FDA to more closely examine all of our operations. Such additional scrutiny could materially hamper our operations and our ability to increase plasma collections. Our ability to expand production and increase our plasma collection center to more efficient production levels may be affected by changes in the economic environment and population in selected regions where we operate our current or future plasma collection centers, by the entry of competitive plasma centers into regions where we operate such centers, by misjudging the demographic potential of individual regions where we expect to expand production and attract new donors, by unexpected facility related challenges or by unexpected management challenges at selected plasma facilities held by us from time to time.

We do not have the required regulatory approval to commercialize our product candidates and cannot guarantee that we will obtain such regulatory approval. We received a complete response letter from the FDA regarding Ryplazim, declining to approve the existing BLA in its current form. We may also be required to conduct post-approval clinical trials as a condition to licensing a product.

We do not have the required regulatory approval to commercialize our product candidates and cannot guarantee that we will obtain such regulatory approval. The commercialization of our product candidates first requires the approval of the regulatory agencies in each of the countries where we intend to sell our product candidates. In order to obtain the required approvals, we must demonstrate, following preclinical studies and clinical trials, the safety, efficacy and quality of a product and that it can be manufactured in compliance with current good manufacturing practices, or cGMP, and required specifications. There can be no guarantee that we will succeed in obtaining regulatory approval from the FDA and the regulatory approvals of agencies in other countries to sell our product candidates. Our product candidates are still subject to clinical trials and if the results of such trials are not positive, we may not be in a position to make any filing to obtain the mandatory regulatory approval or we may have to perform additional clinical or product validation studies on any of our product candidates until the results support the safety and efficacy of such product, therefore incurring additional delays and costs. The filing of new drug applications, or NDA, or BLAs is complex and we rely in part on third-party service providers or consultants to help us perform these tasks.

The obtaining of regulatory approval is subject to the discretion of regulatory agencies. Therefore, even if we have obtained positive results relating to the safety and efficacy of a product, a regulatory agency may not accept such results as being conclusive and allow us to sell our product candidates in a given country. Furthermore, the obtaining of regulatory approval is subject to the review and inspection of our manufacturing facility or manufacturing facilities of our third-party contract manufacturers and the product’s manufacturing process, including product batch validation and quality controls; these facilities and processes must comply with FDA cGMP regulations. A regulatory agency may require that additional tests on the safety and efficacy of a product or changes in the manufacturing facility or manufacturing process be conducted prior to granting approval, if any.

While fezagepras and Ryplazim have been granted beneficial designations from health regulatory entities, our development strategy may also include the use of additional expedited pathways, such as through the accelerated or contingent approval pathway. Depending on results of the preclinical and clinical trials in our other product candidates, we may also pursue such status for those candidates. There is no certainty that our product candidates will qualify for breakthrough therapy, orphan drug or additional beneficial designations, nor can we assume that the clinical data obtained from trials of our product candidates will be sufficient to qualify for any expedited approval program.

The FDA or a comparable regulatory authority may require more information, including additional preclinical or clinical data to support approval, including data that would require us to perform additional preclinical studies, clinical trials, or both, or modify our manufacturing processes, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we change our manufacturing processes, we may be required to conduct additional clinical trials or other studies, which also could delay or prevent approval of our product candidates. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer indications than we request (including failing to approve the most commercially promising indications), may impose warnings and restrictions on prescription and distribution, may grant approval contingent on the performance of costly post-marketing clinical trials or other post-marketing commitments, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

Even if a product candidate were to successfully obtain marketing approval from the FDA or other comparable regulatory authorities in other jurisdictions, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If we are unable to obtain regulatory approval for one of our product candidates in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding to continue the development of that product or generate revenue attributable to that product candidate. Also, any regulatory approval of our current or future product candidates, once obtained, may be withdrawn.

In response to our BLA, which we submitted to the FDA seeking approval for use of Ryplazim for the treatment of congenital plasminogen deficiency in April 2018, the FDA denied approval of the BLA in its current form and issued a CRL. A CRL is issued by the FDA when the review of an application is complete, and questions remain that preclude approval of the BLA in its current form. The FDA comments in the CRL focused on chemistry, manufacturing and controls deficiencies in our BLA. The FDA requires that we revisit analytical methods, including revalidation of certain data and improvement of statistical strength of analytical method validation. We have engaged a contract research and development organization, or CRO, which will act as our U.S. agent with regard to the response to the CRL. There can be no assurance that our actions in response to the CRL will result in a BLA resubmission that will be approved by the FDA, or that any of our product candidates will ever be approved for commercialization.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

The trend toward managed healthcare in the United States, the growth of organizations such as HMOs and MCOs, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand.

In the United States and some foreign jurisdictions there have been, and continue to be, several legislative and regulatory changes and proposed reforms of the healthcare system to contain costs, improve quality, and expand access to care. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the pharmaceutical industry. For example, the ACA was passed in March 2010, and substantially changed the way healthcare is financed by both governmental and private insurers, and continues to significantly impact the U.S. pharmaceutical industry.

There remain judicial and Congressional challenges to certain aspects of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. For example, in January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In October 2017, the President signed another Executive Order allowing for the use of association health plans and short-term health insurance, which may provide fewer health benefits than the plans sold through the ACA exchanges.

In addition, the Tax Cuts and Jobs Act of 2017 included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the Bipartisan Budget Act of 2018, among other things, amends the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA and our business.

Moreover, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products.

At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases.  Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While some of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Current and future healthcare legislation could have a significant impact on our business. There is uncertainty with respect to the impact these changes, if any, may have, and any changes likely will take time to unfold. In addition, it is possible that additional governmental action is taken to address the COVID-19 pandemic. For example, on April 18, 2020, CMS announced that qualified health plan issuers under the ACA may suspend activities related to the collection and reporting of quality data that would have otherwise been reported between May and June 2020 given the challenges healthcare providers are facing responding to the COVID-19 virus. Any additional federal or state healthcare reform measures could limit the amounts that third-party payors will pay for healthcare products and services, and, in turn, could significantly reduce the projected value of certain development projects and reduce our profitability.

The price of our common shares historically has been volatile. This volatility may affect the price at which you could sell our common shares, and the sale of substantial amounts of our common shares could adversely affect the price of our common shares.

The market prices for the securities of biopharmaceutical companies, including us, have historically been volatile. The market has from time to time experienced extreme price and volume fluctuations that are unrelated to the operating performance of any particular company.

The trading price of our common shares could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including the results and adequacy of our preclinical studies and clinical trials, as well as those of our collaborators, or our competitors; other evidence of the safety or effectiveness of our product candidates or those of our competitors; announcements of technological innovations or new product candidates by us or our competitors; governmental regulatory actions; developments with collaborators; developments (including litigation) concerning our patent or other proprietary rights or those of our competitors; concern as to the safety of our product candidates; period-to-period fluctuations in operating results; changes in estimates of our performance by securities analysts; market conditions for biotechnology stocks in general; geo-political actions, including war and terrorism, or natural disasters and public health crises, such as COVID-19 which is currently having a global impact; and other factors not within our control could have a significant adverse impact on the market price of our securities, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

While our common shares are listed on Nasdaq, an active and liquid trading market may not be sustained. If an active public market is not sustained, it may be difficult for you to sell your common shares at a price that is attractive to you, or at all. Additionally, the listing of our common shares on Nasdaq is conditional upon our ability to maintain the applicable continued listing requirements of Nasdaq. Failure to maintain the applicable continued listing requirements of Nasdaq could result in our common shares being delisted from Nasdaq. Nasdaq may review a listing and delist securities based on the review of the financial condition of an issuer. If the market price of our common shares declines on Nasdaq and it becomes doubtful that we can continue as a going concern, Nasdaq may commence a remedial review process that could lead to the delisting of our common shares.

We expect to issue common shares in the future. Holders of stock options and warrants may elect to exercise their options or warrants into common shares depending on the stock price. Future issuances of common shares, or the perception that such issuances are likely to occur, could affect the prevailing trading prices of our common shares. Future issuances of our common shares could result in substantial dilution to our shareholders. In addition, the existence of warrants may encourage short selling by market participants.

In addition, two of our major shareholders, SALP and Consonance Capital Management and its affiliates, own an aggregate of approximately 85.6% of our outstanding common shares (including common shares issuable upon exercise of the warrants held by SALP) as of June 30, 2020. Any sales of common shares by these shareholders or other existing shareholders or holders of options may adversely affect the market price of our common shares.

We may develop and conduct trials of fezagepras in combination therapy with other therapies, which exposes us to additional risks.

We may develop and conduct trials of fezagepras both as a monotherapy and in combination with nintedanib and may develop future product candidates that involve combination therapy with one or more currently approved therapies. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. This could result in our own products being removed from the market or being less successful commercially.